

April 28, 2021

Diana Saadeh-Jajeh
Interim Chief Financial Officer
GameStop Corp.
625 Westport Parkway
Grapevine, TX 76051

> **Re: GameStop Corp.**
> **Form 10-K for the Fiscal Year Ended January 30, 2021**
> **Filed March 23, 2021**
> **Form 8-K filed March 23, 2021**
> **File No. 1-32637**

Dear Ms. Saadeh-Jajeh:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed March 23, 2021

Exhibit 99.1
Non-GAAP results

1. We note in arriving at adjusted net income you have included a tax valuation allowance adjustment. Please tell us what this adjustment represents, how you calculated the amount and why it is appropriate.

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services